July 24, 2023

VIA EDGAR

Mr. Jeff Foor

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Great Elm Capital Corp.
Registration Statement on Form N-2
Filed June 16, 2023
File No. 333-272790

Dear Mr. Foor and Ms. Fettig:

Great Elm Capital Corp. (“GECC”) submits this letter in response to the oral comments of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission received by telephone on July 17, 2023, relating to GECC’s Registration Statement on Form N-2 (the “Registration Statement”) filed on June 16, 2023.

Simultaneously herewith, GECC has filed Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

General

1. Please explain how GECC is qualified to register securities pursuant to General Instruction A.2 to Form N-2.

RESPONSE: Although this specific transaction is not being conducted in reliance on General Instruction A.2., GECC meets the issuer-specific qualification requirements of General Instruction A.2 to Form N-2. As a business development company, GECC is qualified to register securities pursuant to General Instruction A.2 to Form N-2 if it meets the requirements of General Instruction I.A. of Form S-3 (and, as a business development company, clause b. of General Instruction A.2 is not applicable). GECC respectfully submits that it meets the requirements of General Instruction I.A. of Form S-3 and therefore has checked the box that it is qualified to register securities pursuant to General Instruction A.2. However, because this specific transaction will exceed one-third of GECC’s non-affiliate public float, the offering does not satisfy the transaction-specific requirements of General Instruction A.2 (and therefore GECC has not checked the box that the Registration Statement is a registration statement pursuant to General Instruction A.2).

2. Please provide an updated consent of GECC’s independent auditor with the Amended Registration Statement.

RESPONSE: In response to the Staff’s comment, GECC has filed an updated consent of its independent auditor as Exhibit (n)(1) to the Amended Registration Statement.

Financial Highlights, Page 6

3. Please include hyperlinks to GECC’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q that contain the information incorporated by reference under the heading “Financial Highlights.”

RESPONSE: In response to the Staff’s comment, GECC has added the requested hyperlinks in the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Investment Management

July 24, 2023

4. Please confirm the disclosure required by Item 4.1 of Form N-2, including General Instructions 2 and 8 thereto, is included in the Amended Registration Statement.

RESPONSE: In response to the Staff’s comment, GECC has revised the disclosure in the Amended Registration Statement to reflect that the financial highlights for its fiscal years ended December 31, 2022, 2021, 2020, 2019 and 2018 have been audited and that the auditor’s report has been incorporated by reference under the heading “Independent Registered Public Accounting Firm.”

Risk Factors, Page 19

5. Please consider whether any modifications should be made to the disclosure in the risk factor titled “We are not in a position to exercise control over certain of our portfolio companies or to prevent decisions by management of such portfolio companies that could decrease the value of our investments” given that controlling equity positions comprise approximately 17% of GECC’s portfolio.

RESPONSE: In response to the Staff’s comment, GECC has revised the disclosure in the Amended Registration Statement to note that although GECC may be deemed, under the Investment Company Act of 1940, as amended, to control certain of its portfolio companies because it owns more than 25% of the common equity of those portfolio companies, GECC generally does not hold controlling equity positions in its portfolio companies.

Senior Securities, Page 41

6. Please provide introductory language and confirm that the disclosure required by Item 4.3 of Form N-2, including Instruction 1 thereto, which applies General Instructions 2, 3 and 8 of Item 4.1 of Form N-2, is included in the Amended Registration Statement.

RESPONSE: In response to the Staff’s comment, GECC has revised the disclosure in the Amended Registration Statement to include introductory language explaining the nature of the information contained in the table and its source. In response to Instructions 2 and 8 of Item 4.1 of Form N-2, GECC has revised the disclosure in the Amended Registration Statement to reflect that the senior securities table for its fiscal years ended December 31, 2022, 2021, 2020, 2019, 2018, 2017 and 2016 is included in the financial notes to GECC’s audited financials for each of the three years in the period ended December 31, 2022 and that the auditor’s report has been incorporated by reference under the heading “Independent Registered Public Accounting Firm.” GECC confirms that its disclosure under the heading “Senior Securities” complies with Instruction 3 of Item 4.1 of Form N-2.

Portfolio Companies, Page 55

8. Please clarify why GECC lists the percentage of class for its ownership of NICE-PAK Products, Inc.’s Promissory Note as 100.00%, despite disclosing that percentage of class refers only to equity held by GECC.

RESPONSE: In response to the Staff’s comment, GECC has revised its disclosure in the Amended Registration Statement to remove the reference to the percentage of class for its ownership of NICE-PAK Products, Inc.’s promissory note.

The Company, Page 76

9. Please explain how the disclosure provided under “Our Portfolio at March 31, 2023” complies with Instructions 1 through 3 of Item 8.6(a) of Form N-2.

RESPONSE: In response to the Staff’s comment, GECC respectfully believes that its disclosure complies with Instructions 1 through 3 of Item 8.6(a) of Form N-2. In response to Instructions 1 and 2 to Item 8.6(a) of Form N-2 and consistent with market practice, GECC has provided brief descriptions of the businesses of all of its portfolio

U.S. Securities and Exchange Commission

Division of Investment Management

July 24, 2023

companies under the heading “Portfolio Companies—Industry” and has provided more detailed descriptions of the portfolio companies that constitute five percent or more of its assets under the heading “The Company—Our Portfolio at March 31, 2023.” In response to Instruction 3 to Item 8.6(a) of Form N-2, GECC has provided a discussion of the extent to which it makes available significant managerial assistance to its portfolio companies under the heading “The Company—Ongoing Relationship with Portfolio Companies.” There are no undisclosed material business, professional, or family relationships between the officers and directors of GECC and any of its portfolio companies, its officers, directors or affiliates.

* * * * *

U.S. Securities and Exchange Commission

Division of Investment Management

July 24, 2023

GECC believes that the information contained in this response letter, together with the Amended Registration Statement, is responsive to the oral comments received from the Staff on July 17, 2023.

Should you have any questions, please contact Rory T. Hood at Jones Day at (212) 326-3814 or by email: rhood@jonesday.com.

Thank you for your attention to this matter.

Very truly yours,

/s/ Adam M. Kleinman
Adam M. Kleinman
Chief Compliance Officer and Secretary

cc:	Rory T. Hood
Jones Day